BB 3/21



05040602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Directed Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1475 Dunwoody Drive
(No. and Street)

West Chester	**PA**	**19380**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anita F. Woods **(770) 933-3620**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
SECTION

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/23

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita F. Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Directed Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


KAREN K. BLAIR
NOTARY
EXPIRES
GEORGIA
MAY 10, 2008
PUBLIC
FULTON COUNTY

Signature

Chief Financial Officer / FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Directed Services, Inc.

For the year ended December 31, 2004
with Reports of Independent Registered Public Accounting Firm

Directed Services, Inc.
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Directed Services, Inc.

We have audited the accompanying statement of financial condition of Directed Services, Inc. (the "Company", is a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Directed Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
February 15, 2005

Directed Services, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	35,258,579
Commissions and concessions receivable		4,254,575
Due from affiliates		14,194,965
Deferred income tax asset		61,615
Other assets		72,613
Total assets	$	53,842,347
Liabilities and stockholder's equity		
Liabilities:		
Investment advisory fee payable	$	4,718,432
Commissions and concessions payable		8,145,396
Accounts payable and other accrued expenses		3,237,667
Due to affiliates, including $944,144 under tax allocation agreement		2,294,762
Other liabilities		41,090
Total liabilities		18,437,347
Stockholder's equity:		
Common stock, no par value (stated value $150 per share); 200 shares authorized, 100 shares issued and outstanding		15,000
Additional paid-in capital		3,829,958
Retained earnings		31,560,042
Total stockholder's equity		35,405,000
Total liabilities and stockholder's equity	$	53,842,347

The accompanying notes are an integral part of these financial statements.

Directed Services, Inc.
Statement of Income
Year ended December 31, 2004

Revenues:	
Commissions	$ 374,954,641
Investment management fees	138,196,481
Other	406,855
Total revenues	513,557,977
Expenses:	
Commissions	374,954,641
Salaries and employee benefits	1,326,338
Investment advisory fees	95,295,469
Management fees paid to affiliates	3,116,371
Other operating expenses	3,071,472
Total expenses	477,764,291
Income before taxes	35,793,686
Income tax expense (benefit):	
Current	14,632,835
Deferred	(46,570)
Total income tax expense	14,586,265
Net income	$ 21,207,421

The accompanying notes are an integral part of these financial statements.

Directed Services, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 15,000	$ 3,829,958	$ 23,852,621	$ 27,697,579
Withdrawal of capital	-	-	(13,500,000)	(13,500,000)
Net income	-	-	21,207,421	21,207,421
Balance at December 31, 2004	$ 15,000	$ 3,829,958	$ 31,560,042	$ 35,405,000

The accompanying notes are an integral part of these financial statements.

Directed Services, Inc.
Statement of Cash Flows
Year ended December 31, 2004

Operating activities	
Net income	$ 21,207,421
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(46,570)
Changes in operating assets and liabilities:	
Commissions and concessions receivable	(367,661)
Due from affiliates	(7,558,120)
Other assets	(42,471)
Investment advisory fee	4,718,432
Commissions and concessions payable	2,622,397
Accounts payable and other accrued expenses	2,188,082
Due to affiliates	(1,791,242)
Other liabilities	(1,631)
Net cash provided by operating activities	20,928,637
Financing activities	
Withdrawal of capital	(13,500,000)
Net cash used in financing activities	(13,500,000)
Net increase in cash and cash equivalents	7,428,637
Cash and cash equivalents at beginning of year	27,829,942
Cash and cash equivalents at end of year	$ 35,258,579
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 14,096,338

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Directed Services, Inc. (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company is engaged primarily in the distribution of variable insurance products. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("Parent") which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands. Effective January 1, 2004, the company was assigned all distribution agreements of United Variable Services, Inc. ("UVS"), an affiliated company.

The Company's securities transactions are limited to variable annuities issued by affiliated companies. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Commissions and Concessions Receivable

Commissions and concessions receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized when premiums are earned. Investment management fees, which are recorded as other revenues on the statement of income, are recognized as such fees are earned.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2004:

Current:	
Federal	$ 11,467,648
State	3,165,187
	14,632,835
Deferred:	
Federal	(46,570)
Total	$ 14,586,265

Variations from the federal statutory rate are as follows for the year ended December 31, 2004:

Expected federal income tax expense at statutory rate of 35%	$ 12,527,790
State income tax expense, net of federal benefit	2,057,372
Other	1,103
Income tax expense	$ 14,586,265

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2004. Significant components of the Company's deferred tax assets at December 31, 2004, are as follows:

Deferred tax assets:		
Pension	$	59,838
Accrued vacation		1,777
Total deferred tax assets	$	61,615

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

The Company is the investment adviser, transfer agent, and administrator of ING Investors Trust (the "Trust") (formerly GCG Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary, as defined, for the ordinary operations of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, as defined, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. For such services, the Company earned $138,196,481 for the year ended December 31, 2004. At December 31, 2004, the total net fee receivable of $13,391,084 is included in due from affiliates.

ING USA Annuity and Life Insurance Company ("ING USA"), ReliaStar Life Insurance Company of New York ("RLNY"), affiliates of the Company, and the Parent provide certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts. For the year ended December 31, 2004, ING USA, RLNY, and the Parent charged $95,295,469 to the Company for these services.

ING AIH allocates a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31,2003, the Company was charged $3,116,371 by ING AIH.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ING USA and RLNY, affiliates of the Company. For the year ended December 31, 2004, commissions earned from these entities by the Company aggregated $374,954,641.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

5. Employee Benefit Plan

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and profit sharing) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2004 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company related to these plans included in the statements of operations were $182,849 for the year ended December 31, 2004.

6. Contingencies

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, full cooperation has been and is being provided.

The Company has received notice from staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against it and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements. Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the Company or its affiliates before concluding activity relating to fund trading issues.

The potential outcome of such action is difficult to predict. Depending upon the actual outcome, which could include but is not limited to a settlement involving penalties, the Company or certain of its affiliates could experience adverse effects. ING management believes, however, that the actual outcome of such action will not have a material adverse effect on the Company or its U.S. business.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and

informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $15,782,615 which was $14,553,459 in excess of its required net capital of $1,229,156. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.17 to 1.

Supplemental Information

Directed Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 **Schedule I**

Stockholder's equity	$	35,405,000
Non-allowable assets		
Commissions and concessions receivable		4,254,575
Due from affiliates		14,194,965
Deferred income tax asset		61,615
Other assets		72,613
Total non-allowable assets		18,583,768
Net capital before haircuts		16,821,232
Haircuts on short-term investments included in cash equivalents		703,625
Haircuts on undue concentration		334,992
Net capital	$	15,782,615
Aggregate indebtedness		
Investment advisory fee	$	5,082,990
Commissions and concessions payable		8,145,396
Accounts payable and other accrued expenses		3,237,667
Due to affiliates		1,930,204
Other liabilities		41,090
Total aggregate indebtedness	$	18,437,347
Minimum net capital requirement, 6 2/3% of AI	$	1,229,156
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	14,553,459
Excess net capital at 1000%, as defined	$	13,938,880
Ratio of aggregate indebtedness to net capital		1.17 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended, as of December 31, 2004.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(1) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
Directed Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Directed Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia
February 15, 2005